UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69474 / April 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15252

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In the Matter of

ALLONLINE.COM, INC.,
BONDED MOTORS, INC.,
M. L. CASS PETROLEUM CORP.,
CYBER GRIND, INC.,
CYGNI INVESTMENTS, INC.,
CZECH CONNECTION, INC., and
DYNATEC INTERNATIONAL, INC.

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ORDER ON MOTION, MAKING
FINDINGS, AND REVOKING
REGISTRATIONS BY DEFAULT

On March 20, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission and have not filed required periodic reports. The OIP and the Commission's Rules of Practice require that a Respondent answer the allegations in the OIP within ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(a), (b). The Commission served Respondents by sending the OIP by certified, registered, or Express Mail to the address on each Respondent's most recent filing with the Commission and obtaining confirmations of attempted delivery. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). During this process, it was discovered that the OIP misidentified M. L. Cass Petroleum Corp. (M. L. Cass Petroleum) as Cass M L Production Corp. Cass M L Production Corp. is not in the Commission's EDGAR data base. All the information in the OIP and the address used for service is for M. L. Cass Petroleum.

On April 16, 2013, the Division of Enforcement (Division) filed a Motion to Amend OIP (Motion) and a Brief in Support to correct the name of one of the Respondents from Cass M L Production Corp. to M. L. Cass Petroleum Corp.

Findings of Fact and Conclusions of Law

Rule 200(d)(2) of the Commission's Rules of Practice provides that an Administrative Law Judge may grant a motion to amend an OIP "to include new matters of fact or law that are within the scope of the original [OIP]." See 17 C.F.R. § 201.200(d)(2). It is obvious that M. L. Cass Petroleum was the intended Respondent and service was attempted at the address on its most recent filing with the Commission. In Carl L. Shipley, 45 S.E.C. 589, 595-96 (1974), the Commission stated a liberal policy in favor of granting motions to amend the OIP where the purpose is to correct an error or to conform the order to the evidence. See also Rules of Practice, Comment (d) to 17 C.F.R. § 201.200, 60 Fed. Reg. 32738, 32757 (June 23, 1995). No party will be surprised, nor their rights prejudiced. This is not the initiation of a new proceeding or an expansion of charges. Rather, the purpose of the Motion is to correct a factual misstatement. I GRANT the Division's Motion to which there is no opposition. See 17 C.F.R. § 201.154(b).

I find Respondents in DEFAULT because they have not answered the allegations in the OIP, participated in the prehearing conference held on April 15, 2013, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Allonline.com, Inc. (Allonline.com), Central Index Key (CIK) No. 1140004, is a permanently revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Allonline.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $6,000 for the prior nine months.

Bonded Motors, Inc. (Bonded Motors), CIK No. 1006376, is a California corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bonded Motors is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of over $2.6 million for the prior nine months.

M. L. Cass Petroleum, CIK No. 878745, is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). M. L. Cass Petroleum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the year ended December 31, 1994, which reported a net loss of over $3 million for the prior year.

Cyber Grind, Inc. (Cyber Grind), CIK No. 1111162, is a revoked Nevada corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cyber Grind is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004.

Cygni Investments, Inc. (Cygni Investments), CIK No. 1117046, is a revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cygni Investments is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $3,800 for the prior six months.

Czech Connection, Inc. (Czech Connection), CIK No. 1078364, is a permanently revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Czech Connection is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $100 for the prior six months.

Dynatec International, Inc. (Dynatec International), CIK No. 752208, is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dynatec International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $978,000 for the prior six months. On November 14, 2001, Dynatec International filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Utah, and the case was terminated on April 27, 2011.

Respondents repeatedly failed to meet their obligations to file timely periodic reports and to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance, or through their failure to maintain a valid address on file with the Commission, did not receive these communications. OIP at 2-3.

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

Exchange Act Section 12(j), authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security" if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. The case law is clear:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted).

Based on these facts, I find that Allonline.com, Bonded Motors, M. L. Cass Petroleum, Cyber Grind, Cygni Investments, Czech Connection, and Dynatec International, have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. I find further that it is necessary and appropriate for the protection of investors to revoke the registration of securities of these companies.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of Allonline.com, Inc., Bonded Motors, Inc., M. L. Cass Petroleum Corp., Cyber Grind, Inc., Cygni Investments, Inc., Czech Connection, Inc., and Dynatec International, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge